Proskauer Rose LLP 70 West Madison, Suite 3800 Chicago, IL 60602-4342

October 23, 2017

Via EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Realty Capital Healthcare Trust III, Inc.
Schedule 13E-3 and PRER14A preliminary revised proxy statement filing made on Schedule 14A
Filed on September 29, 2017
File Nos. 005-89986 and 000-55625

Dear Mr. Panos:

We are writing on behalf of our client, American Realty Capital Healthcare Trust III, Inc. (the “Company”), in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated October 18, 2017 regarding the above-referenced matter.

For your convenience, enclosed are copies of the revised proxy statement (the “Revised Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Revised Transaction Statement”), each of which has been marked to show changes against the respective initial filing.

For convenience of reference, the Staff’s comments are reprinted below in bold type and are followed by the Company’s response. The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of your letter. Capitalized terms used, but not defined, herein have the meanings assigned to these terms in the Revised Proxy Statement.

Schedule 13E-3

1.	Disclosure at page ii indicates the filing has been made “only in response to the SEC’s suggestion that certain of the Filing Persons may be `affiliates’ within the meaning of Rule 13e-3.” To the extent that the filing persons continue to believe that the voluntary inclusion of this representation does not distort the legal basis for imposition of the filing requirement originating under Rule 13e-3(b) and codified at Rule 13e-3(d), please revise to remove the implication that the U.S. Securities and Exchange Commission, as distinguished from its professional staff, has expressed a view on the specific transaction proposed.

The Company has revised the disclosure on page ii of the Revised Transaction Statement to remove the implication that the Securities and Exchange Commission, as distinguished from its professional staff, has expressed a view on the specific transaction.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Exhibits (c)(5) and (c)(6)

2.	We noticed the disclosure that indicated that the materials were provided “solely for the information of the Special Committee.” Other language included within this legend ostensibly seeks to disclaim responsibility if readers of the exhibit other than the Special Committee, such as unaffiliated shareholders, seek to rely upon the information contained therein. The cited language is further objectionable inasmuch as it contains an apparent contradiction by stating that the exhibits were “provided on a confidential basis solely for the information of the Special Committee....” yet have been included in a public filing available for security holders to read and review. Please revise the disclosure statement to be mailed to shareholders to state, if true, that SunTrust Robinson Humphrey has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3 and qualify the objectionable language in the legend so that any contradictions are removed. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

The Company has revised the disclosure on page 53 of the Revised Proxy Statement confirming SunTrust Robinson Humphrey’s express consent to the use of these materials in the Revised Proxy Statement and their incorporation by reference in the Revised Transaction Statement.

Schedule 14A

3.	Please revise to identify the proxy statement that will ultimately be distributed to shareholders, as distinguished from the Schedule 14A or the letter to shareholders, as preliminary. The term “proxy statement” is defined under Rule 14a-1 and does not include the letter to shareholders. Refer also to Rule 14a-6(e)(1) of Regulation 14A.

The Company has revised the Letter to Stockholders and the Notice of Annual Meeting in accordance with the Staff’s comment.

4.	Please revise the preliminary proxy statement, as distinguished from the letter to shareholders, to specify the approximate release date in accordance with Rule 14a-6(d).

The Company has revised the disclosure on page 1 of the Revised Proxy Statement in accordance with the Staff’s comment.

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5.	Page 12 of the “Questions and Answers” section indicates no additional compensation will be made to the Company’s directors, officers or employees of affiliates who may solicit on the Company’s behalf. Please reconcile the cited statement with the disclosure on page 126 which indicates that the Company has no employees and relies on employees of Advisor and other affiliates. In addition, please clarify who will be soliciting on the Company’s behalf.

The Company has revised the disclosure on pages 12 and 98 clarifying the persons that may solicit proxies on the Company’s behalf. These persons fall into three categories: (1) the Company’s directors; (2) the Company’s officers; and (3) employees of the Advisor or its affiliates. The Company does not have employees. The Advisor and its affiliates employ individuals who may solicit proxies on the Company’s behalf.

6.	Under page 29 of the section titled “Special Factors: Background of the Asset Sale and the Plan of Liquidation,” the disclosure indicates the Special Committee decided to defer action until after January 1, 2017. Please supplement the disclosure by briefly describing the subject of the discussions that took place “with the assistance of SunTrust Robinson Humphrey” and the role those discussions played in the reason for the deferment itself.

The Company has revised the disclosure on page 29 of the Revised Proxy Statement to add further explanation of the reason for deferring action.

7.	Please disclose, or provide us with, the purpose of the following assertion on page 59:
•	“A summary of the unaudited Projections and the Projections Provided to Keybanc is not being included in this proxy statement to influence your vote on the matters being presented to the Company’s stockholders.”

The Company has revised the disclosure on page 60 of the Revised Proxy Statement by deleting the referenced language and expanding the disclosure explaining the reasons for including the projections.

8.	Please disclose the meaning of the term “factual” as used in the context cited on page 60:
•	“…although the Projections and the Projections Provided to KeyBanc presented below are presented with numerical specificity, these projections are not factual.”

The Company has revised the disclosure on page 60 of the Revised Proxy Statement. The term “not factual” was intended to mean “based on numerous variables and assumptions as to future events.”

Opinion of the HTI Special Committee’s Financial Advisor, page 53

9.	The disclosure indicates that “KeyBanc’s written opinion, dated June 16, 2017, is attached hereto as Annex D and is incorporated by reference herein.” Given that this opinion is subject to at least one of the limitations described in the second comment of this correspondence, please revise to make corresponding changes within this summary or advise.

The Company has revised the disclosure on page 53 of the Revised Proxy Statement confirming KeyBanc’s express consent to the inclusion of its opinion in the Revised Proxy Statement and its incorporation by reference in the Revised Transaction Statement.

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Fees and Expenses, page 63

10.	Please conform the discussion and presentation of the fee and expense disclosure to comply with the standards set forth in Item 1007(c) of Regulation M-A, or advise.

The Company has revised the disclosure on pages 63 and 64 of the Revised Proxy Statement to include an itemized statement of expenses incurred or estimated to be incurred by each of the Company and HTI.

Interests of the Advisor and the Company’s Directors and Executive Officers in the Asset Sale and the Plan of Liquidation, page 64

11.	Revise to indicate explicitly, if true, which affiliates will become the direct beneficiaries of the cost savings associated with the Company’s no longer having to comply with the federal securities laws. Please quantify the estimated annual compliance cost savings, if any and to the extent practicable, and state that such savings will be realized on an annual, recurring basis. See Instruction 2 to Item 1013(d) of Regulation M-A.

The Company does not believe the disclosure should be revised. There are no affiliates or deemed affiliates that will become the direct beneficiaries of cost savings associated with the Company no longer having to comply with the federal securities laws. In fact, the Company will continue to comply with, among other things, its obligations under federal securities law until the Company is dissolved. To the extent that the Company incurs fewer costs during the time period between effectiveness of the Plan of Liquidation and the dissolution of the Company, these savings will accrue to the Company, and benefit all stockholders pro rata through an increase in the funds available for distribution.

12.	It appears the Company has suffered net operating losses in 2014 and 2015. Please specify the constituency, if any, expected to become the beneficiary of the Company’s future use of any net operating loss carryforwards, if any. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

The Company does not expect that any of its net operating loss carryforwards (“NOLs”) will benefit any constituency. Because the Company is a REIT, the NOLs may be used to reduce any taxable income after the Company applies its dividends paid deduction for distributions of its taxable income to stockholders. Although the Company generated taxable income for the years ended December 31, 2015 and 2016, respectively, the Company paid distributions equal to at least 100% of its taxable income and therefore did not otherwise have any income subject to further tax. Similarly, to the extent that the Company generates taxable income for the year ending December 31, 2017 or during the implementation of the Plan of Liquidation, the Company intends to pay distributions equal to that taxable income. Thus, the Company does not believe it will use any of the NOLs. To the extent the Company uses the NOLs, the Company’s taxable income would be reduced, thereby benefiting its stockholders on a pro rata basis.

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13.	The description required by paragraph (d) of Item 1013 of Regulation M-A must include the effect of the Rule 13e-3 transaction on the affiliates’ interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please advise us where we can locate the disclosure with respect to the affiliates who are engaged in the transaction within the meaning of Rule 13e-3(b), or revise to include such information. See Instruction 3 to Item 1013(d) of Regulation M-A.

Other than the Company and its two subsidiaries, the OP and HT III Holdco, the only other entities that are filing persons for purposes of Rule 13e-3 are HTI and its two subsidiaries, the HTI OP and HTI Holdco. The Company has revised the disclosure on page 66 of the Revised Proxy Statement to state that neither HTI, HTI OP nor HTI Holdco owns any interest in the Company, and, accordingly, there is no interest owned by these entities that would be impacted by the Asset Sale or the Plan of Liquidation.

We appreciate your review. Please feel free to contact me at (312) 962-3567.

Sincerely,

/s/ Michael J. Choate, Esq.
Michael J. Choate, Esq.
Proskauer Rose LLP

cc:	W. Todd Jensen
Interim Chief Executive Officer and President
American Realty Capital Healthcare Trust III, Inc.

Katie P. Kurtz
Chief Financial Officer, Secretary and Treasurer
American Realty Capital Healthcare Trust III, Inc.

William E. Carlson, Esq.
Shapiro Sher Guinot & Sandler, P.A.

Kevin J. Lavin, Esq.
Arnold & Porter Kaye Scholer LLP

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